UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2017

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: March 2, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES MULTIPLE SYSTEM ORDERS FROM A WORLD-LEADING
CMOS IMAGE SENSOR MANUFACTURER
Orders include the new EagleT-i model

MIGDAL HAEMEK, Israel – March 2, 2017 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced that one of the world's leading CMOS Image Sensor (CIS) manufacturers placed multiple orders for inspection and metrology systems. The orders include Camtek's new 2D inspection system, Eagle T-i.

The equipment will be installed during the first half of this year.

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented, "We are proud to have received these orders from this key and prestigious industry player. Our strong position in the CMOS Image Sensor market segment makes our systems the tool of choice for CMOS Image Sensor inspection. These orders include our newest Eagle model, EagleT-i, one of the fastest and most accurate 2D inspection tools on the market."

Continued Mr. Langer: "The CMOS Image Sensor market continues to grow driven primarily by the increased number of high-resolution cameras in mobile devices. Accordingly, product requirements are becoming increasingly demanding and the role of inspection is ever more crucial for end-product quality and reliability. Our EagleT-i was designed to support the most challenging 2D inspection specifications and I am confident it will become a tool of standard in the industry."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.